PENN WEST
ENERGY TRUST

Suite 2200, 425-1st Street S.W.
Calgary, Alberta
T2P 3L8

April 21, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Penn West Energy Trust Submission Pursuant to Rule 12g3-2(b) File No. 82-34902

On behalf of Penn West Energy Trust (the "Trust"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copies of the documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Yours truly,

PENN WEST ENERGY TRUST
CRYSTAL HALL
(403) 777-2582
(403) 777-2687 FAX
crystal.hall@pennwest.com

SCHEDULE A

1. News release, dated April 21, 2006
2. Notice of the meeting and record date (amended)

FILE No. 82-34902

PENN WEST
ENERGY TRUST

NEWS RELEASE

PENN WEST ENERGY TRUST ANNOUNCES CASH DISTRIBUTION

FOR IMMEDIATE RELEASE, Thursday April 20, 2006

PENN WEST ENERGY TRUST (TSX – PWT.UN) is pleased to confirm cash distributions for April 2006

(Calgary, April 20, 2006) / CNW / - Penn West Energy Trust ("the Trust") confirms that its April 2006 cash distribution will be $0.34 per trust unit payable on May 15, 2006 to unitholders of record on April 28, 2006. The ex-distribution date is April 26, 2006.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST
Suite 2200, 425 - First Street S.W.
Calgary, Alberta T2P 3L8

Phone: (403) 777-2500
Toll-free: 1-866-693-2707
Fax: (403) 777-2699
Website: www.pennwest.com
E-mail: investor_relations@pennwest.com

William Andrew, President and CEO
Phone: (403) 777-2502

FILE NO. 82-34702

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

April 19, 2006

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission

Dear Sirs:

RE: Penn West Energy Trust
Annual & Special Meeting of Unitholders

Please be advised that the Annual & Special Meeting of Unitholders as outlined below has been cancelled:

DATE OF MEETING:	May 26, 2006
RECORD DATE FOR NOTICE:	April 14, 2006
RECORD DATE FOR VOTING:	April 14, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 14, 2006
SECURITIES ENTITLED TO NOTICE:	Units
SECURITIES ENTITLED TO VOTE:	Units
ISIN:	CA7078851093

Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Sandra Evans
Associate Relationship Manager
(403) 232-2416

cc: Iska Kolackovsky, Penn West Energy Trust
The Toronto Stock Exchange